UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 01, 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sagereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes          No     X

   On June 1, 2004 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c)     Exhibit 99.1. Press release dated June 1, 2004

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 1, 2004 (Date)	/s/ Hans R. Brutsch Hans R. Brutsch Corporate Secretary

MEDIA RELEASE, 1 JUNE 2004, Adecco Announces 2003 Audited Results

Solid 2003 Performance and Well Positioned for Growth

Highlights

2003 audit work completed: results solid

  2003 audit work completed with no restatement of prior year accounts
  Independent investigation by Paul, Weiss completed with respect to the audit of the financial statements
  Net income EUR 305 million, up by 26%
  Cash flow from operations EUR 455 million
  Net debt, including off-balance sheet debt, reduced by EUR 491 million to EUR 918 million
  17% dividend increase to CHF 0.70 per share to be proposed

Timetable to Annual General Meeting ("AGM")

--	Friday, June 4:	- Publication of Q1 2004 results at 07:00 CET - 2003 and Q1 2004 results presentation and media conference call
--	Tuesday, June 8:	- Publication of the invitation for and the proposals to the AGM 2003 annual report made available
--	Tuesday, June 29:	- AGM to be held at 10:30 CET in Lausanne, Switzerland

The Board of Directors has approved Adecco's financial statements for 2003. Now that the 2003 audit work is complete, the Company is able to finalise the first quarter 2004 results during the course of this week.

Commenting on the announcement John Bowmer, Executive Chairman of the Board, said: "I am pleased to announce today the completion of both the long and detailed audit work for Adecco's 2003 accounts and the independent investigation by Paul, Weiss with respect to the audit. Ernst & Young has confirmed to the Board that they will deliver an unqualified audit opinion with the full consolidated financial statements prepared in accordance with U.S. GAAP. Furthermore, there has been no restatement of prior year accounts. The identification by our auditors of potential risks which caused this unexpected audit sign off delay was something that the Board and Management took very seriously. Much effort has been and will continue to be expended to ensure that our Company is well managed and further improves its control systems. Having gone through such an exhaustive audit, I am convinced that Adecco emerges a stronger company, ready to face the challenges of the future."

Jerome Caille, Adecco Group Chief Executive Officer added: "We had a solid performance in 2003, converting a 2% sales growth into a 21% increase in operating income, measured in local currency. At the same time, we generated a strong cash flow from operations of EUR 455 million, whilst reducing net debt by EUR 491 million, a reduction of 35% compared to the end of 2002. I would like to congratulate all our teams, who provided jobs for over 2.3 million people in 70 territories in 2003. I would also like to thank them for their outstanding commitment during the recent period to continue to grow our business by delivering the best employment services, and all our customers and associates for their continued confidence in Adecco. This shows the resilience and the strength of the Company, the world leader in Staffing and Career Services. We are now well positioned for continuing growth: sales trends so far this year are above those we observed at the end of last year, and key economic indicators are more positive, giving us confidence that demand for staffing services should pick up further in the rest of the year."

Audit delay

The Adecco Group is expensing the costs associated with the extensive audit work, litigation and investigations as incurred; accordingly, there is no provision for these matters in its 2003 consolidated financial statements. Total costs related to the additional audit fees for Ernst & Young and fees for other advisers in connection with the investigations and related matters are expected to be approximately EUR 100 million of which EUR 6 million has been charged in 2003. The remainder will be charged in 2004 of which approximately EUR 36 million is in Q1 2004.

The Adecco Group and certain of its directors and officers are defendants in consolidated class action lawsuits in the US alleging violations of the federal securities laws in connection with the Adecco Group's public disclosures. The lawsuits, which the Adecco Group intends to defend vigorously, seek an unspecified amount of damages. Regulators in the US and Switzerland are conducting related inquiries. The Adecco Group is cooperating fully with these inquiries.

Timetable

The Company plans to release its Q1 2004 results on June 4, 2004. On that day it will also hold a briefing with respect to the 2003 and Q1 2004 results for financial analysts and a separate media conference call. On June 8, 2004 the Company will make available its 2003 annual report and an invitation to shareholders for the AGM, which is scheduled for June 29, 2004.

Dividend

The Board of Directors proposes a dividend increase of 17% to CHF 0.70 per share (CHF 0.60 for 2002). The dividend for the shares is planned to be paid on July 12, 2004, and the dividend for the ADRs is planned to be paid on August 13, 2004.

Full year 2003 results

Sales

Group sales for the full year were up 2% over 2002 in local currency at EUR 16.3 billion. Sales were down 5% in Euro principally due to the strength of the Euro against most other currencies which reduced reported sales in local currency when translated into Euro by 7%.

In the Adecco Staffing Division, which represents 89% of group revenues, sales were up 2% in local currency but were down 3% in Euro. Sales in local currency in Europe were unchanged with flat sales in France, and growth in Spain, Italy and the UK offset by declines in the Netherlands, Belgium, Germany and Switzerland. In North America, sales in local currency were up 4%, principally due to the US business where sales grew by 5%. In Asia/Pacific sales in local currency were up 11%, with an 11% increase in Japan.

In the Ajilon Professional Division, which represents 10% of group revenues, sales were down by 4% in local currency and by 15% in Euro. Sales in local currency in Europe were down 3% and in North America 7% but increased by 1% in Asia/Pacific.

In the LHH Career Services Division, which represents 1% of group revenues, sales were down by 11% in local currency and by 25% in Euro, reflecting the reduction in demand for outplacement services during the early stages of an economic recovery.

Gross margin

Overall gross margin for the full year decreased by 9% to EUR 2.8 billion. In local currency gross margin was down 2% reflecting a negative currency impact of 7%. Gross margin as a percent of sales was 17.1% compared with 17.8% in 2002, a reduction of 73 basis points (bp). This decline is explained by: negative currency mix changes (18bp), unfavourable change in business mix (11bp), lower average placement fees (12bp) and lower temporary staffing margins (32bp). This 32 bp decrease is attributable to Adecco US (-47 bp), mainly due to an increase in provisions, workers' compensation and state unemployment insurance offset by Adecco France (32 bp) due to a reduction in estimated liability related to payroll tax subsidies, and the remaining decline (-17 bp) is due to all other changes, including a change in mix of higher and lower margin business.

Operating costs

Total operating costs for the full year were reduced to EUR 2.3 billion, representing a reduction of 6% in local currency and 13% in Euro. The ratio of operating costs to sales improved to 13.9% compared with 15.2% last year. Productivity improvements were largely driven by the successful implementation of global cost management initiatives.

Operating income

Operating income before amortisation for the full year was up 21% in local currency to EUR 514 million, representing a return on sales of 3.2%, an improvement of 53 bp over last year's level. Operating income before amortisation measured in Euro was up 14% due to negative currency impact of 7%.

Operating income, after amortisation of intangibles of EUR 9 million, was up 14% in Euro to EUR 505 million, representing a return on sales of 3.1%.

Interest and other expense

Interest expense for the full year decreased by EUR 30 million to EUR 70 million compared to EUR 100 million in 2002 mainly due to a decrease of interest rates and the mix of outstanding debt. Net foreign exchange gains and losses were EUR 9 million in 2003 and EUR 12 million in 2002. Interest income of EUR 11 million was similar to that earned last year with EUR 12 million. Non-operating expenses decreased by EUR 6 million to EUR 2 million in 2003.

Provision for income taxes

The effective tax rate for the full year was 29% compared with 28% last year. The provision for income taxes increased by EUR 31 million to EUR 127 million this year from EUR 96 million last year, mainly due to higher taxable income and the addition of valuation allowances partly offset by favourable tax dispute settlements and other net changes to the tax risk reserve.

It is expected that the effective tax rate for 2004 will increase mainly due to certain additional expenses being benefited at lower tax rates, certain income streams being taxed at higher rates and not benefiting from favourable tax dispute settlements as enjoyed in 2003.

Net income

Net income for the full year was up 26% to EUR 305 million, after charging EUR 3 million for the cumulative effect of change in accounting principle, net of tax (SFAS No. 143 "Asset Retirement Obligations").

Net debt and cash flow

Net debt, defined as short term and long term debt and off-balance sheet debt less cash and marketable securities, was EUR 918 million at the end of the year. This represents a reduction of EUR 172 million during the fourth quarter and a reduction of EUR 491 million or 35% from the level at the end of 2002. Strong operating cash flow of EUR 455 million in 2003 was the major contributor to this reduction.

Divisional performance in 2003

Adecco Staffing

Adecco Staffing is the number 1 in the world, and is ranked number 1 in 9 of the 13 most important staffing markets. This year Adecco Staffing again managed, with sales of EUR 14.4 billion and profits of EUR 511 million, to extend operating gearing converting sales growth of 2% into a profit improvement of 22% in local currency (sales down 3% and profit up 19% in Euro).

  Adecco France sales were flat in a declining market. Market outperformance was the result of a focused sales approach. Profits were positively impacted by a net reduction of EUR 75 million in estimated liability related to payroll tax subsidies.
  Adecco USA sales increased by 5% in local currency, but profitability was adversely affected by increases in provisions of approximately EUR 50 million, mainly related to changes in accounting estimates in the billing and payroll cycles, and high costs for workers' compensation and unemployment insurance.
  Adecco UK sales were up 5% in local currency and profitability increased substantially. Branch network expansion allowed Adecco UK to capture high margin transactional business and to be optimally positioned in the fastest growing market segments.
  Adecco Japan posted sales growth of 11% in local currency and profitability improved.
  Adecco Italy sales were up 5% in local currency and it succeeded in increasing its client base and maintaining its market share in a challenging environment in 2003.
  Adecco Spain posted 7% sales growth, with strong improvement in profitability.
  Adecco Switzerland sales were down by 2% in local currency. Profitability was impacted by a change in business mix resulting from a decline in permanent placements in 2003, but the unit succeeded in raising its market share by four percentage points in 2003 to 28%.
  Adecco Germany sales were down by 5%, but the business turned profitable in 2003.
  Adecco Benelux sales were down by 12% with a decline of 21% in Adecco Netherlands partially offset by a 4% decline in Adecco Belgium. Tighter financial controls and specific sales action plans resulted in an increase in profitability in spite of declining sales.

Ajilon Professional

Ajilon Professional is ranked world number 3 in the professional staffing market. Ajilon sales were down 4% in local currency at EUR 1.6 billion. Profits were up 35% in local currency at EUR 51 million (sales down 15% and profit up 14% in Euro). In the absence of a recovery in IT and Finance, the segments where Ajilon mainly operates, management focused on maintaining gross margins and on cost containment, resulting in strong profit growth despite a decrease in sales.

LHH Career Services

Lee Hecht Harrison (LHH) is ranked number 2 in the world outplacement and career services market. This division contributed 11% of group profit on only 1% of group sales this year. Sales of EUR 212 million were down 11% in local currency (down 25% in Euro). Profits declined by 15% in local currency to EUR 67 million (down 29% in Euro).

Fourth quarter 2003 results

Sales

Group sales for the fourth quarter were up 3% year on year in local currency at EUR 4.1 billion. Sales were down 3% in Euro due to adverse exchange rate movements which reduced sales overall by 6% in the quarter.

In the Adecco Staffing Division, sales growth was 3% in local currency but was down 2% in Euro. Sales in local currency in Europe were up 3% with growth in France, Spain, Italy, Switzerland and the UK offset by declines in the Netherlands, Belgium and Germany. In North America, sales in local currency were flat, reflecting flat sales in the USA. In Asia/Pacific sales in local currency were up 11%, with an 11% increase in Japan.

In the Ajilon Professional Division, sales were down 9% in Euro, but in local currency, sales were flat showing that Ajilon succeeded in closing the sales gap compared to 2002.

In the LHH Career Services Division, sales were down by 23% in local currency and were down by 35% in Euro, reflecting the further decline in demand for outplacement services during the initial period of an economic recovery.

Gross margin

In the fourth quarter the Group's gross margin was 16.9%, down 18 bp compared to 17.1% in the fourth quarter of 2002.

Operating costs

The Group reduced operating costs this quarter by 4% when measured in local currency and by 11% when measured in Euro. The ratio of operating costs to sales this quarter decreased to 14.4% of sales compared with 15.6% last year.

Operating income

Operating income before amortisation was EUR 103 million this quarter, up 62% in local currency, representing a return on sales of 2.5%, which is 107 bp better than last year's level. Operating income before amortisation measured in Euro was up 70% due to favourable currency mix changes.

Operating income, after amortisation of intangibles of EUR 6 million, was up 66% in Euro to EUR 97 million, representing an overall return on sales of 2.3%.

Interest and other expense

Interest expense decreased by EUR 8 million to EUR 16 million in the fourth quarter of 2003 compared to EUR 24 million in the same period of 2002. Net foreign exchange gains and losses were EUR 2 million in the fourth quarter 2003 and EUR 3 million in the fourth quarter 2002. Interest income in the quarter was EUR 4 million in both years. Non-operating expenses changed from EUR 4 million expenses in the fourth quarter 2002 to EUR 3 million income in the fourth quarter 2003.

Provision for income taxes

The provision for income taxes increased by EUR 26 million to EUR 32 million this quarter from EUR 6 million last year, mainly due to higher taxable income and the addition of valuation allowances partly offset by favourable tax dispute settlements.

Net income

Net income increased in the fourth quarter by 99% to EUR 51 million.

Divisional performance in the fourth quarter 2003

Adecco Staffing

In the fourth quarter Adecco, with sales of EUR 3.7 billion and profits of EUR 119 million, again extended operating gearing converting sales growth of 3% into a profit improvement of 63% in local currency (sales down 2% and profit up 77% in Euro).

  Adecco France achieved sales growth of 2% consistent with growth in the market. Profit was positively impacted due to a reduction in estimated liabilities related to payroll tax subsidies.
  Adecco USA sales were flat in local currency but profitability was adversely affected by increases in provisions of approximately EUR 50 million, mainly related to changes in accounting estimates in the billing and payroll cycles.
  Adecco UK sales were up 8% in local currency and profits were above last year.
  Adecco Japan posted sales growth of 11% in local currency and continues to pursue opportunities for expansion in Japan following recent regulatory reforms.
  Adecco Italy sales were up 9%, a further improvement over the previous quarter.
  Adecco Spain sales growth recovered to 12% compared with just 2% reported last quarter due to seasonal factors.
  Adecco Switzerland sales were 5% higher in local currency.
  Adecco Germany sales were down by 8% but profitability improved significantly from last year's level. Germany is a key market for the future and Adecco continues to lead industry efforts towards a more favourable regulatory environment.
  Adecco Benelux sales overall were down by 10% with a decline in Netherlands of 21% partially offset by 1% sales decline in Belgium.

Ajilon Professional

Ajilon sales continued to improve when measured in local currency. Sales for the fourth quarter in local currency were flat on last year's fourth quarter at EUR 394 million (down 9% in Euro). Profits were up 74% in local currency at EUR 8 million (up 23% in Euro). In the US, sales in local currency at Ajilon Consulting were down 1% and at Ajilon Finance down 10%. In the UK, sales in local currency at Ajilon Computer People increased by 6% and at Ajilon Office Angels and Roevin sales were flat.

LHH Career Services

This division contributed 11% of group profit on only 1% of group sales. Sales for the quarter of EUR 46 million were down 23% in local currency (down 35% in Euro). Profits declined by 22% to EUR 16 million (down 34% in Euro) in line with sales as the division succeeded in adjusting its cost base to current business levels.

Changes in accounting principles

In 2003 Adecco adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." For 2003 and future stock-based compensation transactions such as grants of stock options or restricted stock, using the prospective method of SFAS No. 123 will result in compensation expense being amortised through the income statement over the vesting period. The effect of the adoption on the financial statements for the quarter and full year was EUR 6 million additional operating expenses.

A charge of EUR 3 million was recorded for the cumulative effect of change in accounting principle, net of tax following adoption of SFAS No. 143 "Asset Retirement Obligations" related to office leases. There was no equivalent charge in the previous year.

Outlook

Demand for temporary staffing is already accelerating and Adecco expects it to further strengthen later in 2004. In the short term, Adecco expects some margin pressure resulting from competitive pricing as well as a change in business mix with a decrease in sales of the outplacement division. Furthermore, profitability will be impacted by the significant non-recurring costs related to the audit delay during 2004. However, Adecco remains confident about the medium term profitability outlook and expects gross margins to be positively impacted by the increase in the number of permanent placements, the recovery of the professional staffing sector, particularly in IT, and the accelerated growth in deregulated countries with higher margins. Furthermore, the Company's lower cost base and higher productivity will result in a high conversion of top line sales growth into bottom line profitability.

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the "Company") as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company's forward-looking statements include, among other things: the outcome of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including US class action litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company's stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company's shareholders, creditors or vendors with respect to any of the foregoing matters.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company's Annual Report on Form 20-F for the year ended December 29, 2002, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 70 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group, after the sale of jobpilot (e-HR Services) in 2004, comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised consulting and project management businesses and LHH Career Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marche (EURONEXT:ADE).

Additional information is available at the Company's website at http://www.adecco.com/.

Enquiries:
Adecco media centre: +41 1 878 8888

The full report including financial tables can be downloaded as pdf-file from the enclosed link.
http://hugin.info/100102/R/947549/133811.pdf

PRESS RELEASE - Annexes
Consolidated Statements of Operations

EUR millions	Three months ended		% change		Twelve months ended		% change
	December 28, 2003	December 29, 2002	EUR	Constant	December 28, 2003	December 29, 2002	EUR	Constant

Net service revenues	4,135	4,277	-3%	3%	16,250	17,098	-5%	2%
Direct costs of services	(3,437)	(3,547)			(13,470)	(14,048)
Gross Margin	698	730			2,780	3,050
	16.9%	17.1%			17.1%	17.8%

Selling, general & administrative expenses	(595)	(669)			(2,266)	(2,599)
	14.4%	15.6%			13.9%	15.2%
Operating income before amortisation 1)	103	61	70%	62%	514	451	14%	21%
	2.5%	1.4%			3.2%	2.6%

Amortisation of intangibles	(6)	(2)			(9)	(5)
Operating income	97	59	66%		505	446	14%
	2.3%	1.4%			3.1%	2.6%

Interest and other expense	(11)	(27)			(70)	(108)
Provision for income taxes	(32)	(6)			(127)	(96)
Net income before cumulative	54	26			308	242
effect of change in accounting principle

Cumulative effect of change in accounting principle, net of tax	(3)	-			(3)	-
Net income	51	26	99%		305	242	26%
	1.2%	0.6%			1.9%	1.4%

Net income per share
Basic					1.63	1.30
Diluted					1.61	1.28

Net income per share before cumulative effect of change in accounting principle
Basic					1.65	1.30
Diluted					1.62	1.28

Weighted average shares					186,744,214	186,527,178
Diluted shares					195,881,651	193,469,123
1) Operating income before amortisation is a non-U.S. GAAP (U.S. generally accepted accounting principles) information used by management as supplementary information.

PRESS RELEASE - Annexes

Net Service Revenues and Contribution* by Division & Geographical Segment

Q4	Net Services Revenues				Contribution*
EUR millions	2003	2002	Variance %		2003	2002	Variance %
			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	2,434	2,397	2	3	172	101	72	73
North America	731	864	-15	0	-66	-36	n.m.	n.m.
Asia Pacific	423	400	6	11	16	18	-10	-5
Rest of World	101	108	-6	11	-3	-14	n.m.	n.m.
Total	3,689	3,769	-2	3	119	69	77	63

Ajilon Professional
Europe	199	206	-4	4	2	-3	n.m.	n.m.
North America	167	200	-17	-4	6	9	-32	-20
Asia Pacific	28	28	2	-4	0	0	n.m.	n.m.
Rest of World
Total	394	434	-9	0	8	6	23	74

Career Services
Europe	7	7	-8	-6	0	0	n.m.	n.m.
North America	39	63	-38	-26	16	24	-31	-18
Asia Pacific
Rest of World
Total	46	70	-35	-23	16	24	-34	-22

e - HR & Others
Europe	6	4	18	16	-3	-5	n.m.	n.m.
North America
Asia Pacific
Rest of World
Total	6	4	18	16	-3	-5	n.m.	n.m.

Adecco Group Summary
By Division
Adecco Staffing	3,689	3,769	-2	3	119	69	77	63
Ajilon Professional	394	434	-9	0	8	6	23	74
Career Services	46	70	-35	-23	16	24	-34	-22
e - HR & Others	6	4	18	16	-3	-5	n.m.	n.m.

By Region
Europe	2,646	2,614	1	3	171	93	83	84
North America	937	1,127	-17	-2	-44	-3	n.m.	n.m.
Asia Pacific	451	428	5	10	16	18	-10	-5
Rest of World	101	108	-6	11	-3	-14	n.m.	n.m.

Corporate Expenses					-37	-33

Total	4,135	4,277	-3	3	103	61	70	62

*) Operating income before amortisation at Group level

PRESS RELEASE - Annexes

Net Service Revenues and Contribution* by Division & Geographical Segment

Dec YTD	Net Services Revenues				Contribution*
EUR millions	2003	2002	Variance %		2003	2002	Variance %
			EUR	Constant			EUR	Constant

Adecco Staffing
Europe	9,528	9,574	0	0	500	371	35	36
North America	2,964	3,383	-12	4	-53	0	n.m.	n.m.
Asia Pacific	1,541	1,518	1	11	64	64	1	11
Rest of World	390	463	-16	9	0	-4	n.m.	n.m.
Total	14,423	14,938	-3	2	511	431	19	22

Ajilon Professional
Europe	774	858	-10	-3	17	10	65	109
North America	704	894	-21	-7	33	34	-2	15
Asia Pacific	112	112	1	1	1	1	18	26
Rest of World
Total	1,590	1,864	-15	-4	51	45	14	35

Career Services
Europe	31	25	23	25	5	3	35	38
North America	181	257	-30	-16	62	91	-31	-17
Asia Pacific
Rest of World
Total	212	282	-25	-11	67	94	-29	-15

e - HR & Others
Europe	25	14	73	71	-5	-12	n.m.	n.m.
North America
Asia Pacific
Rest of World
Total	25	14	73	71	-5	-12	n.m.	n.m.

Adecco Group Summary
By Division
Adecco Staffing	14,423	14,938	-3	2	511	431	19	22
Ajilon Professional	1,590	1,864	-15	-4	51	45	14	35
Career Services	212	282	-25	-11	67	94	-29	-15
e - HR & Others	25	14	73	71	-5	-12	n.m.	n.m.

By Region
Europe	10,358	10,471	-1	0	517	372	39	40
North America	3,849	4,534	-15	1	42	125	-66	-59
Asia Pacific	1,653	1,630	1	10	65	65	1	11
Rest of World	390	463	-16	9	0	-4	n.m.	n.m.

Corporate Expenses					-110	-107

Total	16,250	17,098	-5	2	514	451	14	21

*) Operating income before amortisation at Group level

PRESS RELEASE - Annexes

Consolidated Balance Sheets

EUR millions
	December 28,	December 29,
	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	571	212
Marketable securities	403	1
Trade accounts receivable, net	2,955	2,906
Other current assets	308	333
Total current assets	4,237	3,452

Property, equipment and leasehold improvements, net	334	435
Other assets	440	456
Intangibles, net	11	15
Goodwill, net	1,284	1,462
Total Assets	6,306	5,820

LIABILITIES
Current liabilities
Short-term debt and current
maturities of long-term debt	377	228
Accounts payable and accrued expenses	2,774	2,815
Total current liabilities	3,151	3,043

Long-term debt	1,479	1,335
Other liabilities	129	103
Total Liabilities	4,759	4,481

SHAREHOLDERS' EQUITY
Common shares	116	116
Additional paid-in capital	1,993	1,978
Accumulated deficit	(602)	(833)
Accumulated and other comprehensive income	45	84
	1,552	1,345
Less: Treasury stock, at cost	(5)	(6)
Total Shareholders' Equity	1,547	1,339

Total Liabilities and Shareholders' Equity	6,306	5,820

PRESS RELEASE - Annexes

Consolidated Statements of Cash Flows

EUR millions	Twelve months ended

	December 28, 2003	December 29, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	305	242
Adjustments to reconcile net income (loss) to
net cash and cash equivalents from operating activities:
Depreciation	139	146
Amortisation of intangibles	9	5
Allowance for doubtful accounts	44	89
Stock compensation	6	5
Utiilisation of restructuring reserve	(7)	(7)
Change in accounting principle	3	-
Investment write downs	-	5
Deferred income tax	68	(33)
Other charges	23	5
Changes in operating assets and liabilities, net
of acquisitions:
Amounts advanced (paid) under securitisation facilities
Trade accounts receivable	(220)	3
Accounts payable and accrued expenses	97	6
Other current assets	18	2
Non-current assets and liabilities	(30)	(23)

Cash flows from operating activities	455	445

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures, net of proceeds	(52)	(101)
Acquisitions, net of cash acquired (jobpilot)	-	(60)
Purchase of marketable securities available for sale	(178)	(1)
Purchase of term deposits	(225)	-
Other investing activities	15	(20)

Cash flows used in investing activities	(440)	(182)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase (decrease) in short-term debt	(167)	(425)
Increase in long-term debt	580	393
Repayment of long-term debt	(74)	(365)
Dividends paid to shareholders	(75)	(128)
Common stock options exercised	9	15
Other financing activities	92	112

Cash flows from/(used in) financing activities	365	(398)

Effect of exchange rate changes on cash	(21)	(26)

Net increase (decrease) in cash and cash equivalents	359	(161)

Cash and cash equivalents:
Beginning of period	212	373

End of period	571	212